April 15, 2011

U.S. Securities and Exchange Commission
Attn: Tia Jenkins, Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  Next Fuel, Inc.
        Form 10-K for the Fiscal Year Ended September 30, 2010
        Filed December 23, 2010
        File No. 333-148493

Dear Ms. Jenkins

We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for the fiscal year ended September 30, 2010

Item 9A(T) – Controls and procedures, page 7

Management’s Annual Report on Internal Control over Financial Reporting

1.
It does not appear that your annual report includes a report of management’s assessment of internal control over financial reporting as of October 31, 2010 and related disclosures.  Please amend your Form 10-K to provide the disclosures required by Item 308T(a) of Regulation S-K.

Response: The Company’s Amended Form 10-K filing has been updated to include management’s assessment of September 30, 2010 and related disclosures indicating that management’s internal control over financial reporting was effective. Management did asses its internal controls over financial reporting as of September 30, 2010, however, the disclosure was not included because of an error occurring during the Edgar filing process.

Form 10-Q for the fiscal quarter ended December 31, 2010

Controls and procedures, page 12

2.
We note that there were no changes in your internal control over financial reporting (ICFR) during the quarter ended December 31, 2010.  In light of management’s failure to perform or complete its report on internal control over financial reporting at September 30, 2010, and the absence of changes in your ICFR during the subsequent quarter, tell us the basis for concluding your disclosure controls and procedures were effective at December 31, 2010, and revise your disclosure as appropriate.  Refer to Item 307 of Regulation S-K.

Response: The disclosure Form 10-Q filing for the quarter ended December 31, 2010 was correct. The failure to include include managements report on ICFR was due to an error occurring during the Edgar filing process.

The Company acknowledges that:

▪      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Next Fuel, Inc.

By:/s/Robert H. Craig
     Robert H. Craig